DM DRAFT OF 12/20/13

Filed pursuant to Rule 424(b)(3)

Registration No. 333-188970

PROSPECTUS SUPPLEMENT NO. 9

To Prospectus dated June 13, 2013

16,978,735 Shares of Common Stock

This prospectus supplement no. 9 supplements the prospectus dated June 13, 2013 and prospectus supplements no. 1 dated July 24, 2013, no. 2 dated August 14, 2013, no. 3 dated August 26, 2013, no. 4 dated August 28, 2013, no. 5 dated August 30, 2013, no. 6 dated September 12, 2013, no. 7 dated November 7, 2013 and no. 8 dated November 13, 2013, relating to the offering and resale by the selling stockholders of up to 16,978,735 shares of our common stock, par value $0.001 per share, including 4,478,438 shares of our common stock the selling stockholders may acquire upon exercise of warrants. These shares and warrants were privately issued to the selling stockholders in connection with private placement transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders. The selling stockholders may sell the shares as set forth in the prospectus under “Plan of Distribution.” For a list of the selling stockholders, see the section entitled “Selling Stockholders” on page 74 of the prospectus. We have borne and will continue to bear the costs relating to the registration of these shares.

This prospectus supplement incorporates into our prospectus the information contained in our attached Form 8-K, which we filed with the Securities and Exchange Commission on December 19, 2013.

We may amend or supplement the prospectus from time to time by filing amendments or supplements as required. You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto, carefully before you make your investment decision. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any supplements and amendments thereto.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investment in our common stock involves risks. See "Risk Factors" beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 20, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report

(Date of earliest event reported)

December 18, 2013

CELATOR PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-54852	20-2680869
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

200 PrincetonSouth Corporate Center
Suite 180
Ewing, New Jersey	08628
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (609) 243-0123

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 18, 2013, Joseph M. Lobacki was appointed as a director of the Company. From 2011 to 2012, Mr. Lobacki was Senior Vice-President and Chief Commercial Officer at Micromet, Inc. prior to its acquisition by Amgen, Inc., and is currently an independent consultant. He has held positions of increasing responsibility at several life science companies, including Micromet, Inc., Genzyme Corporation, SangStat Medical Corporation, Cell Pathways, Inc., Rhone-Poulenc Rorer and Lederle Laboratories. Mr. Lobacki served from 2003 to 2011 at Genzyme, where he was Senior Vice-President and General Manager, US Transplant and Oncology; Senior Vice-President and General Manager, Global Transplant and Oncology; and Senior Vice-President and General Manager, Global Transplant. Mr. Lobacki directed overall strategy for Genzyme’s $650 million global hematology and organ transplant business across more than 60 countries, with full responsibility for the US business representing over 50% of worldwide revenue. Mr. Lobacki earned a B.S. in Biology from Boston College and a B.S. in Pharmacy from the Massachusetts College of Pharmacy. He holds several issued and pending patents for novel therapeutic approaches to neoplastic diseases.

On December 18, 2013, Mr. Lobacki was granted an option to purchase 28,000 shares of the Company’s common stock at an exercise price of $3.47 per share. Mr. Lobacki will also receive the same cash and equity compensation that is paid to the other outside directors of the Company for their service as directors and as members of board committees upon which they serve.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Exhibit Description

99.1	Press Release Dated December 19, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CELATOR PHARMACEUTICALS, INC.

By:	/s/ Fred M. Powell
Fred M. Powell,
Vice President and Chief Financial Officer

Date: December 19, 2013

CELATOR® PHARMACEUTICALS APPOINTS JOSEPH M. LOBACKI TO BOARD OF DIRECTORS

EWING, New Jersey (December 19, 2013) — Celator Pharmaceuticals, Inc. (NASDAQ: CPXX), a pharmaceutical company developing new and more effective therapies to treat cancer, today announced the appointment of Joseph M. Lobacki to its Board of Directors.

“Joe is a strategic leader with tremendous knowledge in oncology and a successful record of helping companies realize their potential through the development and commercialization of novel cancer therapies,” said Scott Jackson, Chief Executive Officer of Celator. “His expertise will be invaluable as we continue to grow the company, not only with the ongoing development of our lead product, CPX-351, but also through the advancement of our proprietary technology platforms and potentially other product candidates.”

Mr. Lobacki was Senior Vice-President and Chief Commercial Officer at Micromet, Inc. prior to its acquisition by Amgen, Inc. He has held positions of increasing responsibility at several life science companies, including Micromet, Inc., Genzyme Corporation, SangStat Medical Corporation, Cell Pathways, Inc., Rhone-Poulenc Rorer and Lederle Laboratories. At Genzyme, Mr. Lobacki was Senior Vice-President and General Manager, US Transplant and Oncology; Senior Vice-President and General Manager, Global Transplant and Oncology; and Senior Vice-President and General Manager, Global Transplant. Mr. Lobacki directed overall strategy for Genzyme’s $650 million global hematology and organ transplant business across more than 60 countries, with full responsibility for the US business representing over 50% of worldwide revenue. Mr. Lobacki earned a B.S. in Biology from Boston College and a B.S. in Pharmacy from the Massachusetts College of Pharmacy. He holds several issued and pending patents for novel therapeutic approaches to neoplastic diseases.

“I am honored to be joining the Celator Board of Directors and to have the opportunity to work closely with the management team on the continued advancement of CPX-351,” said Mr. Lobacki. “Having spent much of my career focused on the development and commercialization of therapies for hematologic malignancies, I am excited by the novel approach the CombiPlex® platform may offer to patients suffering from various forms of cancer.”

About Celator Pharmaceuticals, Inc.

Celator Pharmaceuticals, Inc., with locations in Ewing, N.J., and Vancouver, B.C., is a pharmaceutical company developing new and more effective therapies to treat cancer. CombiPlex®, the company's proprietary drug ratio technology platform, represents a novel approach that identifies molar ratios of drugs that will deliver a synergistic benefit, and locks the desired ratio in a nano-scale drug delivery vehicle that maintains the ratio in patients with the goal of improving clinical outcomes. The company pipeline includes two clinical stage products, CPX-351 (a liposomal formulation of cytarabine:daunorubicin) for the treatment of acute myeloid leukemia and CPX-1 (a liposomal formulation of irinotecan:floxuridine) for the treatment of colorectal cancer; and preclinical stage product candidates, including CPX-571 (a liposomal formulation of irinotecan:floxuridine), and hydrophobic docetaxel prodrug nanoparticle (HDPN) formulation being studied by the National Cancer Institute's Nanotechnology Characterization Laboratory. For more information, please visit the company's website at www.celatorpharma.com. Information on ongoing trials is available at www.clinicaltrials.gov.

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Forward-Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Celator, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will" "expect," "anticipate," "estimate," "intend," and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. Examples of forward-looking statements contained in this press release include, among others, our ability to build our company and develop additional product candidates and our expectations regarding the development of CPX-351 and our proprietary technology platforms. Forward-looking statements in this release involve substantial risks and uncertainties that could cause our clinical development programs, future results, working capital requirements, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the conduct of future clinical studies, enrollment in clinical studies, availability of data from ongoing clinical studies, the potential efficacy and therapeutic potential of CPX-351, our ability to raise capital, and other matters that could affect the availability or commercial potential of our drug candidates. Celator undertakes no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the company in general, see Celator's Form 10-K for the year ended December 31, 2012 and other filings by the company with the U.S. Securities and Exchange Commission.

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CONTACTS:

Media:
Mike Beyer
Sam Brown, Inc.
773-463-4211
beyer@sambrown.com

Investors:
Beth DelGiacco
Stern Investor Relations, Inc.
(212) 362-1200
beth@sternir.com

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